UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

THE MOTION PICTURE HALL OF FAME, INC.
(Name of Small Business Issuer in its charter)

COMMISSION FILE NUMBER ______________

State of Incorporation: Nevada
I.R.S. Employer Identification Number: 94-3361244

504 Cantera Circle
Palm Springs, CA 92262
________________________________
(Address of principal executive offices)

760-320-3128
______________________
(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered: None
Name of each exchange on which each class is to be registered: None

Securities to be registered under Section 12(g) of the Act:
Title of class: Common Stock, $0.001 par value

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Dividend Rights	13
Liquidation Rights	13
Preemptive Rights	14
Registrar and Transfer Agent	14
Dissenters’ Rights	14

PART II	14

Market Price of and Dividends on Our Common Stock and Related Stockholder
Matters	14
Dividends	14
Securities Authorized for Issuance Under Equity Compensation Plans	14

Legal Proceedings	15

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	15

Recent Sales of Unregistered Securities	15

Indemnification of Directors and Officers	17

PART F/S - Financial Statements	18
Index to Financial Statements	18

PART III - Exhibits	19
Index to Exhibits	19

SIGNATURES	19

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BUSINESS

Description of Business.

Business Development.

Our company, The Motion Picture Hall of Fame, Inc., was incorporated in Nevada on March 2, 2000. We are still in the development stage. Our efforts since inception have been to develop our business plan to the point where we could interest investors and cities in joining us in the creation of various types of attractions for tourists and city residents. Our focus is primarily on the motion picture industry but extends to any type of activity for which a community is noted and which may provide a basis for community pride and for drawing tourists.

We are associated with The Motion Picture Hall of Fame Foundation, a corporation organized for literary and educational purposes and exempt from federal income taxation pursuant to Section 501(c)(3) of the Internal Revenue Code. The purpose of the Section 501(c)(3) foundation is to provide a vehicle for persons to donate movie industry paraphernalia and money to our Motion Picture Halls of Fame and to our Walk of Stars projects and receive favorable income tax treatment for the value of their donations.

We have achieved our initial goals with the signing on March 26, 2004 of a long-term, management agreement with Ripley Leisure Entertainment of Orlando, Florida relating to the building and operating of walk-through museums any where in the world and the signing on September 1, 2004 of an agreement with The Motion Picture Hall of Fame Foundation to produce star dedication ceremonies on Las Vegas Boulevard in Las Vegas, Nevada relating to the “Las Vegas Walk of Stars” program.

Our Business.

Our business purpose is to:

•	Create, develop, maintain and manage world-class, themed, walk-through attractions dedicated to the history and art of making motion pictures. Each themed attraction, the first to be located in the heart of Hollywood, California, will be called The Motion Picture Hall of Fame. Each will commemorate and honor movies, actors, actresses, writers, directors, producers and film scores that have had a profound impact upon the motion picture industry;

•	Produce Walk of Stars program dedications in major cities similar to the Walk of Stars display in Hollywood and in Palm Springs, California.

•	Create and promote Classic Film Festivals to be shown in major cities in outdoor venues on portable screens over weekends or other suitable periods;

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•	Create, build, and maintain a Motion Picture Hall of Fame web site, which will feature biographies of motion picture artists and enable visitors to purchase memberships, special event tickets, and motion picture- related merchandise;

•	Produce and market an annual Television Induction Special; and

•	Stage an annual Celebrity Golf Tournament.

Our business office is located at 504 Cantera Circle, Palm Springs, CA. Our telephone number is (760) 320-3128.

Plan of Operations.

Management Agreement with Ripley Leisure Entertainment.

On March 26, 2004 we entered into a long-term, management agreement with Ripley Leisure Entertainment of Orlando, Florida for it to be our exclusive agent to design, build, maintain and manage our walk-through museums. Ripley Leisure Entertainment is a division of The Jim Pattison Group, the third largest privately-held company in Canada. The Group has 26,000 employees, annual sales of $5.5 billion and assets of $3.4 billion.

Ripley’s is quite experienced in the development and operation of walk-through entertainment tourist attractions. It owns and operates 27 Ripley’s Believe It Or Not Museums in the United States and eight foreign countries. It owns and operates 19 other walk-through museums or attractions in the U.S. and three foreign countries. These other attractions include seven Guinness World Records Museums, three Louis Tussaud’s Wax Museums, three Ripley’s Haunted Adventures and two Ripley’s Aquariums.

Ripley’s owns and publishes the longest-running cartoon (86 years) in history - the Ripley’s Believe It Or Not Cartoon - which is carried in newspapers and other publications in 42 countries.

Our management contract with Ripley contemplates that our company shall either own or long-term lease the physical facilities in which the Motion Picture Hall of Fame walk-through attractions shall be built and maintained. Ripley shall design, supervise the construction of, operate, maintain and manage the facilities. Ripley shall receive a fee for supervising the design and construction of each facility and a separate, yearly fee for the management and maintenance of each facility.

The first facility shall be located in Hollywood, California. Ripley is helping us choose the location. We are discussing the financing of this approximately $15 million facility with investors and lenders. We are also discussing with investors the building of a second and a third Motion Picture Hall of Fame in China and India. We anticipate that we can obtain debt financing from traditional and non-traditional banking sources for the building of the walk-through facilities as long as Ripley remains our exclusive agent to design, build, maintain and manage the tourist attractions. The Motion Picture Halls of Fame in China and India will feature the development of the motion picture industry in their respective countries but also present information with regard to the motion picture industry in the United States.

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We and Ripley anticipate that the Hollywood facility will be open for tourist business within twelve to fifteen months.

Walk of Stars.

A Walk of Stars event will be borrowing a page from Hollywood and Palm Springs, California. In those two cities, persons that, by their presence, have contributed to the city’s charm, worldwide prominence and name recognition are honored by an impressive medallion placed in the sidewalk on a prominent street used heavily by pedestrians. The round medallion with a star inside briefly recites the honoree’s name and contribution.

Persons that are likely candidates for such an honor are:

•    Show business personalities

•    Persons of literary fame

•    Sports figures of distinction

•    City pioneers and business and civic leaders

•    Humanitarians, and

•    Persons of military distinction

Our president, Bob Alexander, among his other activities, is president of the Walk of Stars program in Palm Springs, California and Las Vegas, Nevada.

We will offer to produce Walk of Stars program dedications in a number of cities. On September 1, 2004 we signed an agreement with The Motion Picture Hall of Fame Foundation to produce star dedications on Las Vegas Boulevard, Las Vegas, Nevada. We have proposals out to produce similar star dedications in Atlantic City, New Jersey; Toronto, Canada; Gatlinburg, Tennessee; Louisville, Kentucky; New York City, New York; Philadelphia, Pennsylvania; Detroit, Michigan; New Orleans, Louisiana; Chicago, Illinois and the Daytona International Speedway, Daytona, Florida.

As manager of a Walk of Stars program in a city, we would create a local committee to suggest likely honorees and to provide us the addresses of family and friends of the prospective honorees. The city and our staff would contact such family members and friends and advise them that the City Committee had selected the person of presumed interest to them to be among others potentially to be honored with medallions to be placed in the sidewalk on a forthcoming Walk of Stars Day. We would seek some person among each honoree’s family or friends to head a committee to raise the specific amount of money needed to fund the honoree’s medallion and its sidewalk placement. After paying the actual costs of striking a medallion and placing it in the sidewalk with appropriate ceremony, the remaining funds would be divided between the city and our company. If the needed funds are not raised for a prospective honoree, he or she would not be honored until the funds are raised.

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Classic Film Festival.

We are in communication with several U.S. cities that we have exposed to our concept of a Classic Film Festival. Each expresses a desire to welcome us to that city and to assist us in providing a free venue - such as a public park - for us to stage the event.

The prototype for a Classic Film Festival would be a continuous showing over a weekend of film classics, during the hours of darkness, on a giant outdoor screen in a public park. The public would be invited, free of charge. Our revenue would derive from corporate sponsors. The motion pictures to be seen each evening and night would be advertised.

We have access to most motion pictures that have been made in the U.S. Many are available to us free of charge. Others require that a royalty be paid. In addition to possible film royalties, our overhead for a Classic Film Festival will consist of outdoor screen rentals, outdoor toilet rentals, security personnel, daily clean-up of the public grounds, liability insurance and other administrative overhead.

Bob Alexander, our president, has considerable experience in staging similar events. Starting in 1964 with Roy Orbison he has produced over 300 concerts and music events. A Classic Film Festival would differ considerably from Mr. Alexander’s earlier music productions. The overhead would be considerably lower, and the expenses could be anticipated. No festival would be produced until sufficient corporate sponsors had been obtained and at sponsorship fees that would guarantee a profit. We postponed until 2005 the first Classic Film Festival in order that our staff can attend to the successful launching of our first Motion Picture Hall of Fame and the implementation of the Walk of Stars project in Las Vegas, Nevada.

The Web Site.

An Internet web site is now being constructed. We believe the web site will be the cornerstone of our business for the world-at-large, just as our themed attraction will be our cornerstone for visitors to Hollywood.

We have already gathered and placed on our web site every film, actor, actress, writer, director and producer that ever won an Academy Award. We are gathering from all available sources video clips and information on all other films, actors, actresses, writers, directors and producers. Our goal is to make our web site the web site of choice for those persons and fans seeking information on the motion picture industry and its history. We intend that our web site will do the following:

•            Promote the Hall of Fame and our themed, walk-through attraction quickly and cost effectively, both nationally   and internationally;

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•            Promote our Classic Film Festivals;

•    Produce Walk of Stars dedication ceremonies;

•    Offer information and complete biographies on motion picture artists and their works;

•    Serve as an educational forum for the motion picture industry;

•    Sell themed attraction and Web Site memberships;

•    Serve as a medium for members to cast their votes on which nominees would be inducted into the Hall of Fame;

•    Promote and sell special event tickets;

•    Sell DVDs, videos, CDs and tapes, e.g. the Top 100 Motion Pictures of All Time;

•    Sell motion picture-related merchandise, such as director's chairs, T-shirts, caps, and collectibles; and

•    Sell ads on the web site, such as corporate banners and movie trailers.

The web site will obviously be under permanent construction. It is in operation at filmfame.com.

The Themed Attraction.

This facility, the first that we shall develop, will be located in the heart of downtown Hollywood, California. Once transformed, the Motion Picture Hall of Fame themed attraction will feature interactive exhibits, a walk-through movie set, a movie theater, a gift shop, restaurant, and the Hall of Fame.

Our goal is to have the themed attraction in full operation by January of 2006.

We will sell Motion Picture Hall of Fame memberships at the themed attraction, on our web site, and through our television special. The benefits of membership, depending on the price of the membership, will range from:

•            The right to vote, along with non-members, from a list of nominees, to select the individuals and movies to be inducted into the Hall of Fame,

•            Access to the "Members Only" pages of the web site,

•            A ten percent discount on selected purchases in the Motion Picture Web Store,

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•            A ten percent discount on all merchandise in the Motion Picture Hall of Fame Store,

•            Free admissions to the Motion Picture Hall of Fame themed attraction,

•            Free subscription to The Movie Chronicles, the Motion Picture Hall of Fame quarterly newsletter,

•            Invitations to special "Members Only" events and exhibition previews,

•            Invitations to the Annual Curator's Lecture,

•            Invitations to the annual, black-tie Chairman's Dinner, and

•            Seating in the VIP Section for the annual Television Induction Special

•            Invitation to Walk of Star dedications

The Annual Television Induction Special.

Our management is currently laying the foundation for our first annual television induction special. This two-hour star-studded event will coincide with the Motion Picture Hall of Fame themed attraction's Grand Opening and serve as the official annual induction ceremony for motion picture greats. Seven categories will be recognized: Actors, Actresses, Producers, Directors, Writers, Motion Pictures and film scores.

Hosted by one or more superstars, the annual show will not only be a tribute to the legends of motion pictures, but a platform for today's most popular entertainers, as well. Motion picture stars will act as presenters. Each will be encouraged to reflect upon his or her inductee’s impact on the industry and role in the presenter’s life. The ceremony will include such things as a taped tribute package, live all-star performances, induction award presentations, and acceptance speeches. Entertainment will include such things as movie clips, dance numbers, video tributes, solo and group musical performances, and a Roll Call of Legends.

The annual television induction special will be taped before a live audience at a prestigious venue.

Our production management team for this event is as follows:

Executive Producers:	Bob Masterson, Robert Alexander and Dan Pharmer
Producer/Director:	Ripley’s Entertainment
Writer:	To be announced
Location:	Los Angeles, California;
Date:	To be announced

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The Celebrity Golf Tournament.

We propose that the first annual Motion Picture Hall of Fame Celebrity Golf Tournament be held in conjunction with the Motion Picture Hall of Fame themed attraction's grand opening and the annual television induction special. The official date and country club location will be announced shortly after plans are well underway with the Motion Picture Hall of Fame themed attraction. We plan that there will be a total field of 180 players, 36 of which will be celebrities from the world of entertainment and sport. The event will also feature a special celebrity host. Entry fee for the tournament will be set at $750. The event will be organized as follows:

•    The field will be divided into groups of four. Each foursome will golf with a celebrity.

•    Lunch will be included and provided on the golf course.

•    Prizes and trophies will be awarded to the winning teams.

•    A formal award dinner will be held later that evening at the country club.

The Induction Criteria for the Motion Picture Hall of Fame.

Candidates for The Motion Picture Hall of Fame shall be nominated by a Board of Celebrities and elected by public electors in accordance with the criteria listed below:

1.    Basic Standard - A candidate is to be judged on the degree of the candidate's contribution to the advancement of motion picture craft and artistry and on the indelibility of the candidate's impact.

2.    Individual Candidacy - Only individuals and movies may be elected into the Hall of Fame. Companies, publications, and other groups - many of which significantly foster motion pictures - are not eligible for Hall of Fame recognition.

3.    Scope of Activity - Flexible authority is vested in the Nominating Committee and public electors in identifying the scope of a candidate's activity in motion pictures. The individual may have excelled in a narrow, specific field, such as acting, producing, writing, or directing, or may have been active in several or all other areas, as well. In any event, a candidate must have achieved definitive leadership in the category for which the candidate is to be selected. The Hall of Fame places no restriction on those individuals who may be nominated and elected in more than one category; however, each candidate must stand on the candidate's own merit within each category.

4.    Span of Influence - The time factor of a candidate's impact on the motion picture industry is also highly flexible. It may cover an uninterrupted span of many years or it may cover two or more separate and distinct periods. A candidate may even earn Hall of Fame recognition by one transient act or performance - a very brief and select moment in time - provided the impact is deemed significant. This holds especially true for the Motion Picture Category. Longevity of involvement with motion pictures, therefore, does not in and of itself warrant recognition in the Hall of Fame.

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5.    Influence on Others - A significant and critical criterion in evaluating a candidate will be the candidate's inspirational effect on society and the motion picture industry. This effect is measured in terms of the degree to which a candidate's influence is magnified and multiplied through others, creating an impact that far exceeds the candidate's individual contribution.

6.    Quantity versus Quality - A candidate's ability to expand the popularity of motion pictures is a quantitative virtue. The professionalism of the candidate's activity is a "qualitative" one. Both quantitative and qualitative criteria are to be considered equally and separately important; conceivably, one may be present without the other.

General Considerations.

The Motion Picture Hall of Fame is an idea whose time is long overdue for the motion picture industry. The annual Academy Awards and guild awards are important but fleeting phenomena. There is no single, permanent repository in which to commemorate and honor influential individuals and their works. Currently, there are artifacts and memorabilia scattered throughout the United States at various themed attractions and colleges. Every once in a while, exhibits are put together; however, they are usually small in size and serve to honor only one individual's achievements. The problem with trying to centralize and bring together these exhibits lies in the amount of time and effort it takes to effectively organize the myriad of information, memorabilia, and artifacts, which are scattered throughout the nation. Beyond time and effort, critical elements for success are support from the local community and local government, expertise in the entertainment and marketing business, and a superior understanding of themed attraction management. In bringing together a pool of high-powered individuals, investors, and businesses, The Motion Picture Hall of Fame will meet the critical elements for success.

Our management realizes from past experience that the first step is to gain support from the city government and, second, from the community. Hollywood, California will be the home and community for The Motion Picture Hall of Fame. As the first choice, Hollywood remains the top visitor destination in Los Angeles County and home to the largest concentration of film, television, and post-production facilities in the world. Countless motion picture artists still reside in or have retired to the area. Hollywood and the surrounding communities attract over 20 million visitors every year who combine to spend more than $1.3 billion. Demographics reveal that these visitors are older and from a high-income bracket - a perfect profile of the target market for this type of Hall of Fame. Additionally, 15 million people live within two hours drive of downtown Hollywood.

Our management also realizes from past experience that it must have authority. Authority will be achieved through the annual television induction special, various educational seminars and symposiums, and motion picture social events. The annual television induction special will be the capstone for the themed attraction and its inductees. This event, each year, will serve as the official induction ceremony into the Hall of Fame, paying tribute to the lives and careers of those designated individuals and their artistic works. The television special, like others of its kind, will be hosted by a well-known name, feature popular talent, and be supported and endorsed by members of the motion picture industry.

Cash Requirements and Liquidity.

We have been financing our activities from the occasional sales of shares of our common stock and from loans or capital contributions from our founders. We have sufficient cash on hand to satisfy our cash requirements for no more than three months. We must raise additional funds if we are to stay in business. To the extent we cannot raise the needed funds through non-public offerings to our friends, our management will provide the needed funds. We have no cash needs, however, for the purchase of plant or significant equipment for research and development.

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Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements material to investors that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Competition.

There is no single repository of information identifying and housing the "greats" of the motion picture industry. There are annual awards made by the Academy of Arts and Sciences, the Screen Actors Guild, the Writers Guild of America, the Producers Guild of America and the Directors Guild of America. However, the visitor to Hollywood is not able to visit a central repository - a themed attraction - of the motion picture industry's history with emphasis upon the greatest films and individuals who led the shaping of the industry.

Our management has made soundings within the motion picture industry in an effort to determine whether our Hall of Fame will be accepted by the industry or be opposed by the studios, the Academy, or the various guilds. To date, we have found no opposition but, rather, support.

Raw Materials and Suppliers.

The company has access to a huge amount of material in the public domain. However, certain motion pictures, stills and recordings are either owned by other parties or protected by copyright. The Company expects to buy or license the use of such material where it is deemed necessary and advisable to attain and maintain the Company’s pre-eminent position as the repository of information identifying and housing the “greats” of the motion picture industry.

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Dependence on Major Customers.

We are insufficiently developed to determine if we will become dependent on major suppliers of visitors to our themed attraction. We will aggressively pursue opportunities with tour companies and anticipate that they will become major suppliers of visitors to our themed attraction.

Patents, Trademarks and Licenses.

We have trademarked our name and will file for trademark and trade name protection with regard to any trademarks or trade names we develop. A major concern, however will be in dealing with the protections afforded by copyrights that apply to films and the film clips, studio-written material that attend the promotion of films and actors, and other available material that we may wish to include on our web site and in our themed attraction. We anticipate that some of the copyrighted material will become available to us at no cost but recognize that we will have to pay royalties with regard to some material and that we will have to write and produce a significant part of our information.

Government Approval of Principal Products.

No government approval will be required with regard to our activities other than the normal requirements for the Hollywood themed attraction that would apply to any similar building of its nature.

Government Regulations.

There are no governmental regulations applicable to our proposed business. We do not propose to display lewd or salacious material on our web site or in our themed attraction or to honor the pornographic element of the motion picture industry.

Seasonality.

There should be no seasonal aspect to our business.

Research and Development.

The promoters of our company estimate that they expended approximately $600,000 in pre- and post-incorporation activities related to developing the theme and business plan of our company.

Environmental Controls.

We are subject to no environmental controls or restrictions that require the outlay of capital or the obtaining of a permit in order to engage in business operations.

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Number of Employees.

At present four persons (including one part time) are working for the Company. Subject to our obtaining sufficient working capital, we plan to hire several full-time and part-time employees to assist our officers in the pursuit of our business objectives.

Security Ownership of Certain Beneficial Owners and Management.

The following table shows information as of September 30, 2004 with respect to each beneficial owner of more than five percent of each class of voting stock of the company and to each of the officers and directors of the company individually and as a group:

Person	Amount and Nature of Beneficial Owner	Percent of Shares

Robert Alexander	1,112,500(1)	26
Danny Pharmer	882,500	20.6
Thomas J. Kenan	400,000	9.4
Stephen Godwin	200,000	4.7
Gary Bryant	330,000(2)	7.7
Officers and directors as a Group (2 persons)	1,995,000	46.7

(1)	250,000 of these shares are held of record by Janet Weideman, Mr. Alexander’s spouse. Mr. Alexander disclaims any beneficial interest in these shares.

(2)	50,000 of these shares are owned of record by Southwest Products Corp., which is under the control of Mr. Bryant.

Changes in Control. There are no arrangements that may result in a change in control of our company.

MANAGEMENT

A list of the current officers and directors appears below. The directors of the company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not presently receive fees or other remuneration for their services.

Person	Office	Date of Office	Office Expires

Robert Alexander, 61	President and Director	2000	2005
Danny Pharmer, 53	Vice President and Director	2002	2005
Ben C. Wang, Ph.D.	Asian Consultant

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Robert Alexander. Mr. Alexander is responsible for overseeing all aspects of the Hall of Fame and its departments. For the past 40 years, Alexander has been involved in the entertainment industry. His expertise lies in promotion and marketing of entertainment projects. Alexander will bring this expertise and the contacts that he has formed throughout the years to the Hall of Fame. Alexander will work closely with Ripley’s to lay the foundation for this enterprise. He will also work closely with the Lee Solters Company who will be handling national public relations for the themed attraction. Additionally, Alexander will oversee production of the annual television induction special. From 1993 to 1997 he was president of Starfest, Inc., a Los Angeles company that promoted country theme events. From 2000 to the present he has been the president of the MPHOF and has been involved in the development of two new television shows: “The Beat Goes On” and “The Garlic Roast”. From 2002 until the present Mr. Alexander has been the president of the Palm Springs Walk of Stars. Mr. Alexander will devote one hundred percent of his time to the affairs of our company.

Danny Pharmer. Mr. Pharmer has long been a real estate investor and he is the Founder of the Firefighters of America Foundation, a non-profit organization that assists families in their time of need. He will perform liaison work with Ripley’s.

Ben C. Wang, Ph.D. Dr. Wang’s business career spans 40 years in the fields of computers and applied mechanics. He founded four major and successful companies - Wangco, Rexon Business Machines, Wangtech and WangDat. He is overseeing the establishment of our Asian and Pacific operations.

Executive Compensation.

The directors of the company receive no compensation for their services as directors. Mr. Alexander and Mr. Pharmer have served without pay and will continue to do so until our company obtains cash liquidity status. At that time, it is anticipated that Mr. Alexander will receive a $175,000 annual salary and Mr. Pharmer will receive a $170,000 annual salary.

Audit Committee Financial Expert. We do not have an audit committee financial expert serving on our audit committee. At present, the entire board of directors serves as our audit committee. We have had so little cash at our disposal that we have felt it unnecessary to have an audit committee financial expert.

Certain Relationships and Related Transactions.

There have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

•	the officers and directors;

•	any nominees for election as a director;

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•	any beneficial owners of more than 5 percent of our voting securities;

•	any member of the immediate family of any of the above persons.

Transactions with Promoters.

Set forth below are the names of the promoters of our company, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from our company and the nature and amount of any assets, services or other consideration therefor received or to be received by our company:

Name of Promoter	Shares of Common Stock Issued to Such Person	Value of Consideration Paid for Such Shares	Nature of Consideration Received for Such Shares

Robert Alexander	1,112,500		Services & Loans

Danny Pharmer	882,500		Cash: $300,000

Thomas J. Kenan	400,000		Legal services plus $ 5,650

Stephen Godwin	200,000		Legal services plus $5,000

Gary Bryant	330,000		Promotional services plus $18,650

Description of Securities.

Common Stock. Our company is authorized to issue 50 million shares of common stock, $0.001 par value and has 4,299,400 shares of common stock issued and outstanding and owned by 118 shareholders.

Voting rights. Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.

Dividend rights. Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefore.

Liquidation rights. Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

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Preemptive rights. Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

Registrar and transfer agent. We will serve as our own transfer agent and registrar of our common stock until we obtain a market for our common stock in the stock market.

Dissenters' rights. Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's articles of incorporation.

There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

PART II

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters.

There is no public trading market for our common stock. None of our shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Of the 4,299,400 shares of common stock outstanding, 2,311,900 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 as of December 31, 2004.

Dividends.

We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Nevada Revised Statutes, 78.288. These restrictions provide that no distribution may be made to our shareholders if, after giving effect to the distribution, (1) we would not be able to pay our debts as they mature or (2) our total assets would be less than our total liabilities plus any amounts needed, were we to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders over the rights of the common stock shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans.

We have no compensation plans under which equity securities are authorized for issuance.

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Legal Proceedings.

Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

During the two most recent fiscal years or any later interim period, our principal independent accountant has not resigned, declined to stand for reelection or been dismissed.

Recent Sales of Unregistered Securities.

The following table sets forth information for all shares of common stock sold by us within the last three years without registering the securities under the Securities Act. The number of shares reflects a one-for-five stock consolidation in November 2003.

Date	No. of Shares	Number of Persons in a Class	Per Share Offering Price	Type of Consideration
01-31-02	1,800	3	$ 5	Cash
02-14-02	3,050	9	$ 5	Cash
02-14-02	5,000	1	$ 2	Cash
02-14-02	14,500	4	$ 5	Services (1)
05-15-02	3,000	3	$10	Cash
05-20-02	3,300	3	$10	Services (2)
06-18-02	5,000	1	$ 2	Cash
06-18-02	55,000	2	$ 5	Services (3)
08-27-02	22,500	4	$ 2	Services (4)
09-03-02	75,000	3	$ 2	Services (5)
10-21-02	10,000	1	$ 3	Cash
10-21-02	50,100	2	$ 3	Services (6)
11-18-02	250	1	$ 5	Cash
12-03-02	10,000	1	$ 3	Cash
12-03-02	16,500	2	$ 3	Services (7)
12-04-02	100	1	$10	Cash
12-04-02	17,500	2	$10	Services (8)
12-05-02	5,500	3	$10	Services (9)
12-10-02	100	1	$10	Services (10)
12-20-02	2,000	1	$ 1	Cash
01-21-03	40,000	1	$ 1	Cash
01-31-03	20,000	1	$ 1	Cash
01-31-03	500	1	$10	Services (11)
02-10-03	15,000	1	$ 1	Cash
02-12-03	12,750	4	$ 1	Cash
02-12-03	5,000	1	$ 1	Services (12)
03-04-03	200	1	$ 1	Cash
03-05-03	50,050	2	$ 1	Cash
03-27-03	10,000	1	$ 1	Cash
03-27-03	1,300	1	$ 1	Services (13)
04-03-03	700	8	$ 1	Cash
04-08-03	2,500	1	$10	Cash

15

04-22-03	200	1	$10	Cash
05-07-03	17,500	2	$ 1	Services (8)
07-13-03	11,500	1	$ 1	Office Furniture
11-20-03	100,000	2	$ 1	Services (14)
02-05-04	1,000	1	$ 0.50	Cash
03-17-04	140,000	4	$ 1	Services (15)
03-29-04	886,000	11	$ 1	Services (16)
04-29-04	50,000	2	$ 1	Cash
05-03-04	483,500	11	$ 0.10	Services (17)
05-11-04	50,000	2	$ 5	Cash
05-21-04	80,000	2	$ 1	Services (18)
06-23-04	5,000	1	$ 0.50	Services (19)
08-25-04	37,500	1	$ 1	Property (20)
09-18-04	2,000	1	$ 0.50	Cash
09-18-04	47,500	3	$ 0.50	Services (21)
10-19-04	20,000	2	$ 0.50	Services (22)
11-06-04	10,000	1	$ 0.50	Cash
11-06-04	10,000	1	$ 0.50	Services (23)
11-27-04	130,000	1	$ 0.10	Cash
11-27-04	10,000	1	$ 0.10	Services (24)
12-27-04	25,000	3	$ 0.50	Services (25)

(1)	10,000 shares were issued to one person as compensation for a person’s making a loan to the company. 4,500 shares were issued to three persons as compensation for their introducing celebrities to the company.

(2)	Compensation for their introducing celebrities to the company.

(3)	5,000 shares issued to a consultant for negotiating a contract for the company. 50,000 shares issued to a founding officer and director for services in those capacities.

(4)	17,500 shares were issued to two persons as consideration for their making loans to the company. 5,000 shares were issued to two persons for acting as consultants on the company’s “Walk of the Stars” project.

(5)	10,000 shares were issued to one person as compensation for his development of the concept of an annual television show for the company. 62,500 shares were issued to a founding director and officer of the company for his services in those capacities. 2,500 shares were issued under Regulation S to a Canadian citizen and resident of Canada for his services as a consultant for projects in Canada.

(6)	50,000 shares were issued to a founding director and officer of the company for his services in those capacities. 100 shares were issued to a computer consultant for services as a consultant.

(7)	4,000 shares were issued to one person for her consulting services for the design of a restaurant in the company’s projected museum in Hollywood. 12,500 shares were issued to a consultant for his services in tailoring the company’s museum concept for Asia.

(8)	Compensation for loaning money to the company.

(9)	5,000 shares were issued to two persons as compensation for loaning money to the company. 500 shares were issued to one person as compensation for designing the office layout of the company’s offices in the proposed museum in Hollywood.

(10)	Consulting on the company’s plan to market merchandise regarding Hollywood.

(11)	Services as a consultant regarding celebrities.

16

(12)	Compensation for developing a computer sales package for the company.

(13)	Services in introducing the company to celebrities.

(14)	Consultant work for development of the company’s restaurant in the Hollywood museum.

(15)	75,000 shares were issued to one person as compensation for loaning money to the company. 65,000 shares were issued to three persons as compensation for consulting work on designing the company’s proposed museum in Hollywood.

(16)	500,000 shares were issued to one founder of the company for his services as an officer and director. 250,000 shares were issued to the company’s securities law counsel for his legal services. 136,000 shares were issued to eight persons for their services in connection with the further development of the company’s business plan.

(17)	75,000 shares were issued to the company’s securities lawyer for legal services. 210,000 shares were issued to the company’s president for his services as an officer and a director. 198,500 shares were issued to nine persons for their services as consultants in exposing the company’s museum plans to cities other than Hollywood.

(18)	Paid to two persons for services in promoting the company to the financial community.

(19)	Services in promoting the company to the administration of New York City.

(20)	Ownership of a web site.

(21)	Services in developing the company’s business plan.

(22)	Services on developing Walk of Stars projects in Las Vegas and Chicago.

(23)	Services in bookkeeping.

(24)	Services on computer.

(25)	Services on Walk of Stars; filming the star dedication ceremonies.

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ten instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

Indemnification of Directors and Officers.

Pursuant to the Nevada Securities Act, under most circumstances the company’s officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company’s business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

17

PART F/S

Set forth below are the following financial statements for our company:

Page

Report of Independent Accountant	F-1
Balance Sheets, December 31, 2003 and 2002	F-2
Statements of Operations, Years Ended December 31, 2003 and 2002
and Cumulative from Inception (March 2, 2000) to
December 31, 2003	F-3
Statements of Stockholders’ Equity (Deficit) from
Inception (March 2, 2000) to December 31, 2003	F-4
Statements of Cash Flows, Years Ended December 31, 2003 and 2002
and Cumulative from Inception (March 2, 2000) to
December 31, 2003	F-5
Notes to Financial Statements	F-6
Balance Sheet, September 30, 2004 (unaudited)	F-13
Statements of Operations, Interim Periods Ended
September 30, 2004 and 2003 (unaudited)	F-14
Statements of Stockholders’ Equity (Deficit) from
Inception (March 2, 2000) to September 30, 2004	F-15
Statements of Cash Flows, Interim Periods Ended
September 30, 2004 and 2003 (unaudited)	F-16
Notes to Unaudited Financial Statements	F-17

18

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors
Motion Picture Hall of Fame, Inc.

We have audited the accompanying balance sheets of Motion Picture Hall of Fame, Inc., a Nevada Corporation, as of December 31, 2003 and 2002 and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2003 and 2002 and for the period from March 2, 2000 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Motion Picture Hall of Fame, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and for the period from inception (March 2, 2000) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has accumulated deficit of $2,484,706 including a net loss of $759,457 and $1,670,015 incurred during the years ended December 31, 2003 and 2002, respectively. These factors as discussed in Note 3 to the financial statements, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Fountain Valley, California

February 6, 2004

F-1

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
BALANCE SHEETS
DECEMBER 31, 2003 and 2002

ASSETS
	2003	2002
CURRENT ASSETS:
Cash & cash equivalents	$1,626	$968

PROPERTY AND EQUIPMENT, net	852	50,869

Other Assets:
Deposits	-	113,288

	$2,478	$165,125

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable & accrued expenses	$138,240	$87,893
Loan Payable	193,500	193,000
Due to officer	54,645	1,082
Total current liabilities	386,385	281,975

STOCKHOLDERS' DEFICIT
Common stock, .0001 par value; Authorized shares 50,000,000,
Issued and outstanding shares 1,351,900 and 900,500
at Dec 31, 2003 & 2002 respectively	1,352	901
Additional paid-in capital	2,253,197	1,802,248
Unamortized prepaid Expenses	(153,750)	(194,750)
Accumulated deficit	(2,484,706)	(1,725,249)
Total stockholders' deficit	(383,907)	(116,850)

	$2,478	$165,125

The accompanying notes are an integral part of these financial statements
F-2

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			Cumulative
			from Inception
	Years ended December 31,		(March 2, 2000) to
	2003	2002	Dec 31, 2003

Net revenue	$-	$-	$-

General and administrative	164,098	249,585	459,317
Directors' compensation	183,265	922,500	1,105,765
Consulting fees	56,450	193,680	258,130
Abandonment of leasehold improvement	228,822	-	228,822
Loss on termination of lease	113,288	-	113,288
Total Operating expenses	745,923	1,365,765	2,165,322

Loss from operations	(745,923)	(1,365,765)	(2,165,322)

Non-operating income (expense):
Interest expense	(12,897)	(303,450)	(316,347)
Gain on sale of assets	163	-	163
Total non-operating income (expense)	(12,734)	(303,450)	(316,184)

Loss before income taxes	(758,657)	(1,669,215)	(2,481,506)

Provision for income taxes	800	800	3200

Net loss	$(759,457)	$(1,670,015)	(2,484,706)

Basic and diluted weighted average number of
common stock outstanding	1,163,452	633,345

Basic and diluted net loss per share	$(0.65)	$(2.64)

The accompanying notes are an integral part of these financial statements
F-3

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FROM INCEPTION (MARCH 2, 2000) TO DECEMBER 31, 2003
						Total
	Common stock					Stockholders'
	Number of		Additional	Unamortized	Accumulated	equity
	shares	Amount	paid in capital	prepaid expense	deficit	(deficit)
Issuance of shares for cash to founders	475,000	$475	$(125)	-	$-	$350

Issuance of shares for cash	1,600	2	12,998	-	-	13,000

Issuance of shares for services	1,000	1	9,999	-	-	10,000

Net loss for the year 2000	-	-	-	-	(35,484)	(35,484)

Balance at December 31, 2000	477,600	478	22,872	-	(35,484)	(12,134)

Issuance of shares for service	300	-	3,000	-	-	3,000

Net loss for the year 2001	-	-	-	-	(19,750)	(19,750)

Balance at December 31, 2001	477,900	$478	$25,872	-	$(55,234)	$(28,884)

Issuance of shares for service	49,800	50	233,629	-	-	233,679

Issuance of shares for compensation	225,000	225	922,275	-	-	922,500

Issuance of shares for interest	62,500	63	256,187	-	-	256,250

Forgiveness of loans by shareholders	-	-	13,820	-	-	13,820

Issuance of shares for cash	35,300	35	145,515	-	-	145,550

Issuance of shares for prepaid service	50,000	50	204,950	(194,750)	-	10,250

Net loss for the year 2002	-	-	-	-	(1,670,015)	(1,670,015)

Balance at December 31, 2002	900,500	901	1,802,248	(194,750)	(1,725,249)	(116,850)

Issuance of shares for consulting service	56,450	56	56,394	-	-	56,450

Issuance of shares for compensation	183,265	183	183,082	-	-	183,265

Issuance of shares for leasehold improvements	95,000	95	94,905	-	-	95,000

Issuance of shares for cash	116,685	117	116,568	-	-	116,685

Amortization of prepaid consulting costs	-	-	-	41,000	-	41,000

Net loss for the year 2003	-	-	-	-	(759,457)	(759,457)

Balance at December 31, 2003	1,351,900	$1,352	$2,253,197	$(153,750)	$(2,484,706)	$(383,907)

The accompanying notes are an integral part of these financial statements
F-4

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Cumulative
			from Inception
	Years ended December 31,		(March 2, 2000) to
	2003	2002	Dec 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(759,457)	$(1,670,015)	$(2,484,706)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	300	111	411
Issuance of shares for services and prepaid service	56,450	233,679	303,129
Issuance of shares for interest	-	256,250	256,250
Issuance of shares for compensation	183,265	922,500	1,105,765
Amortization of prepaid expense	41,000	10,250	51,250
Abandonment of leasehold improvement	228,822	-	228,822
Loss on termination of lease	113,288	-	113,288
Gain on sale of assets	(163)	-	(163)
(Increase) decrease in current assets:
Deposits	-	(113,288)	(113,288)
Increase (decrease) in current liabilities:
Accounts payable and accrued expense	(34,595)	86,280	53,298
Total Adjustments	588,367	1,395,782	1,998,762
Net cash used in operating activities	(171,090)	(274,233)	(485,944)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed from sale of asset	1,000	-	1,000
Acquisition of property & equipment	-	(50,980)	(50,980)
Net cash provided by (used in) investing activities	1,000	(50,980)	(49,980)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from officer's loan	53,563	-	54,645
Proceeds from loan	500	180,614	207,320
Proceed from issuance of shares	116,685	145,550	275,585
Net cash provided by financing activities	170,748	326,164	537,550

NET INCREASE IN CASH & CASH EQUIVALENTS	658	951	1,626

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	968	17	-

CASH & CASH EQUIVALENTS, ENDING BALANCE	$1,626	$968	$1,626

The accompanying notes are an integral part of these financial statements
F-5

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Motion Picture Hall of Fame, Inc. (“the Company”) is a development stage enterprise incorporated in the State of Nevada on March 2, 2000. The Company has had no significant operations since its inception. The Company’s only activities have been organizational, directed at acquiring its principle assets, raising its initial capital and developing its business plan. The Company’s intended business is to create, develop, and manage a themed attraction dedicated to the history and art of making motion pictures, and to create, build and maintain a Motion Picture Hall of Fame web site, and to produce and market an annual Television Induction Special.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Property & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of five to seven years.

The property and equipment consists of the following as of December 31, 2003 and 2002:

	2003	2002
Furniture & Fixture	$113	$950
Computer	1,150	1,150
Leasehold Improvement	-	48,880
	1,263	50,980

Accumulated Depreciation	411	111
	$852	$50,869

Depreciation expenses were $300 and $111 for the years ended December 31, 2003 and 2002, respectively.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset. In March 2003, the Company exercised the option to terminate its lease and recorded a loss on abandonment of leasehold improvements of $228,822 which is the total cost incurred for leasehold improvement in the years ended December 31, 2003 and 2002. The lease term signed on September 10, 2002 was ten years which would commence on Commencement date. The Commencement date was the earlier to occur of (i)the date that Tenant opens for the business or (ii)the date that occurs 120 days from the date landlord substantially completes landlord’s work defined in the lease agreement. The lease was never commenced since these conditions did not occur.

F-6

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions (“SEC”) Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Revenue will be recognized when services are rendered. Generally, the Company will extend credit to its customers/clients and would not require collateral. The Company will perform ongoing credit evaluations of its customers/clients. The company did not earn any revenue through December 31, 2003.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Issuance of shares for service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (APB 25) and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company uses the intrinsic value method prescribed by APB 25 and has opted for the disclosure provisions of SFAS No.123. Through December 31, 2003, the Company has not granted any stock option.

F-7

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Comprehensive Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. There was no such comprehensive component during the periods ended December 31, 2003 and December 31, 2002.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Research and Development

Expenditures for research and development costs are expensed as incurred.

Advertising

The Company’s policy is to expense advertising costs as incurred.

Start-Up Costs

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, “Costs of Start-Up Activities,” these costs have been expensed as incurred.

F-8

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company‘s planned principal operations have not commenced and accordingly, no revenue has been derived during the years ended December 31, 2003 and 2002.

Accounting developments

On April 30 2003, the FASB issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. FAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. FAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS No. 149 does not have a material impact on the Company’s financial position or results of operations or cash flows.

On May 15, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 150 (FAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS 150 affects an entity's classification of the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of FAS 150 for the fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 does not have a material impact on the Company’s financial position or results of operations or cash flows.

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R). FIN 46R addresses consolidation by business enterprises of variable interest entities and significantly changes the consolidation application of consolidation policies to variable interest entities and, thus improves comparability between enterprises engaged in similar activities when those activities are conducted through variable interest entities. The Company does not hold any variable interest entities.

F-9

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

3.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s did not earn any revenue during the years ended December 31, 2003 and 2002 and the Company has incurred net losses from inception to December 31, 2003 of $2,484,706 including a net loss of $759,457 and $1,670,015 during the years ended December 31, 2003 and 2002, respectively. The continuing losses have adversely affected the liquidity of the Company. Losses are expected to continue for the immediate future. In addition, the Company's cash flow requirements have been met by the generation of capital through private placements of the Company's common stock and loans. Assurance cannot be given that this source of financing will continue to be available to the Company and demand for the Company's equity instruments will be sufficient to meet its capital needs.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to generate revenues.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the year ended December 31, 2003, towards obtaining additional equity. In this regard, the Company has raised equity of $ 116,685 and $145,550 under a private placement during the year ended December 31, 2003 and 2002, respectively.

4.	PREPAID EXPENSES

The Company issued 500,000 shares of the Company’s common stock for consulting service for five years commencing September 27, 2002 amounting $205,000. For the year ended December 31, 2003 and 2002, $41,000 and $10,250 were recorded as expenses from this prepaid amount. Unamortized portion of this prepaid expense was recorded as a reduction to equity and amounted to $153,750 and $194,750 at December 31, 2003 and 2002, respectively.

5.	DEPOSIT & LOSS ON TERMINATION OF LEASE

The Company made a deposit of $113,288 for the lease during the year ended December 31, 2002. In March 2003, the Company exercised the option to terminate this lease and requested a refund of the deposit. As of December 31, 2003, the Company had not received the refund. The Company recorded a loss of $113,288 as a loss on termination of lease for the year ended December 31, 2003.

6.	LOAN PAYABLE

The Company received a loan from an individual amounting $193,000 in August 2002. This loan bears an interest of $1,050 per month and due upon receipt of funds from Newport Capital Consultants. In addition, the Company issued 525,000 shares of common stock as part of this loan agreement valued at $215,250. During the year ended December 31, 2003, the Company received $500 additional loan from an individual. This loan is interest free and due on demand.

F-10

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

Interest expense on the loan for the years ended December 31, 2003 and 2002 were $12,897 and $303,450, respectively.

7.	DUE TO OFFICER

The amounts represent advances paid by an officer of the Company. The amounts are unsecured, interest free and due on demand.

8.	COMMITMENT

The Company leased its office space in Hollywood, California with monthly payments of $4,000 through June 2003 on a month to month base.

The Company is currently co-located with the president of the Company and pays no rent.

9.	INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. Through December 31, 2003, the Company incurred net operating losses for income tax purposes of approximately $2,485,000. Differences between financial statement and tax losses were immaterial at December 31, 2003. The net operating loss carryforwards may be used to reduce taxable income through the year 2023. The net deferred tax asset balance, due to net operating loss carryforward, as of December 31, 2003 was approximately $845,000. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carrytforward cannot reasonably be assured.

10.	SHAREHOLDERS’ EQUITY

During the year ended December 31, 2003, the Company issued 56,450 shares of common stock for consulting services amounting $56,450.

During the year ended December 31, 2003, the Company issued 183,265 shares of common stock for compensation amounting $183,265.

During the year ended December 31, 2003, the Company issued 95,000 shares of common stock for services amounting $95,000.

During the year ended December 31, 2003, the Company issued 116,685 shares of common stock for cash amounting $116,685.

During the year ended December 31, 2002, the Company issued 99,800 shares of common stock for services and prepaid expense amounting $438,679.

During the year ended December 31, 2002, the Company issued 225,000 shares of common stock for compensation amounting $922,500.

During the year ended December 31, 2002, the Company issued 62,500 shares of common stock for interest amounting $256,250.

F-11

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2002, the Company issued 35,300 shares of common stock for cash amounting $145,550.

During the year ended December 31, 2002, loans amounting $13,820 were converted to equity.

The value of the shares was based on the cash purchase price of the Company’s common stock at the closest date to the transaction.

Effective October 17, 2003, the Company executed a 10 to 1 reverse stock split for all outstanding common stock with par value of $.0001 into shares with par value of $.001.

All share and per share data have been retroactively restated to reflect this stock split.

11.	SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid interest amounting $6,300 and $1,050 during the year ended December 31, 2003 and 2002, respectively. The Company paid $0 for tax during the years ended December 31, 2003 and 2002.

The cash flow statements do not include following non-cash investing and financing activities:

During the year ended December 31, 2003, the Company issued 56,450 shares of common stock for consulting services amounting $56,450.

During the year ended December 31, 2003, the Company issued 183,265 shares of common stock for compensation amounting $183,265.

During the year ended December 31, 2003, the Company issued 95,000 shares of common stock for services amounting $95,000.

During the year ended December 31, 2002, the Company issued 99,800 shares of common stock for services and prepaid expense amounting $438,679.

During the year ended December 31, 2002, the Company issued 225,000 shares of common stock for compensation amounting $922,500.

During the year ended December 31, 2002, the Company issued 62,500 shares of common stock for interest amounting $256,250.

F-12

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
BALANCE SHEETS
SEPTEMBER 30, 2004 and 2003
(Unaudited)

ASSETS
	2004	2003
CURRENT ASSETS:
Cash & cash equivalents	$293	$5,113

PROPERTY AND EQUIPMENT, net	717	818

	$1,010	$5,931

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable & accrued expenses	$135,395	$115,764
Loan Payable	194,816	193,500
Due to officer	51,695	53,002
Total current liabilities	381,906	362,266

STOCKHOLDERS' DEFICIT
Common stock, .001 par value; Authorized shares 50,000,000,
Issued and outstanding shares 4,094,400 and 1,251,900
at Sep 30, 2004 & 2003, respectively	4,095	1,252
Additional paid-in capital	3,311,980	2,153,297
Unamortized prepaid expenses	(123,000)	(164,000)
Accumulated deficit	(3,573,971)	(2,346,884)
Total stockholders' deficit	(380,896)	(356,335)

	$1,010	$5,931

The accompanying notes are an integral part of these financial statements
F-13

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003 AND
FROM INCEPTION (MARCH 2, 2000) TO SEPTEMBER 30, 2004
(Unaudited)

			Cumulative
	For the nine month periods		from Inception
	ended September 30,		(March 2, 2000) to
	2004	2003	Sep 30, 2004
Net revenue	$-	$-	$-

General and administrative	51,222	198,674	510,539
Directors' compensation	667,050	133,265	1,772,815
Consulting fees	341,040	6,450	599,170
Abandonment of leasehold improvement	-	163,941	228,822
Loss on termination of lease	-	113,288	113,288
Total Operating expenses	1,059,312	615,618	3,224,634

Loss from operations	(1,059,312)	(615,618)	(3,224,634)

Non-operating income (expense):
Interest expense	(11,653)	(5,250)	(328,000)
Loss on settlement of debt	(17,500)	-	(17,500)
Gain on sale of assets	-	33	163
Total non-operating income (expense)	(29,153)	(5,217)	(345,337)

Loss before income taxes	(1,088,465)	(620,835)	(3,569,971)

Provision for income taxes	800	800	4,000

Net loss	$(1,089,265)	$(621,635)	$(3,573,971)

Basic and diluted weighted average number of
common stock outstanding	2,484,724	1,117,942

Basic and diluted net loss per share	$(0.44)	$(0.56)

The accompanying notes are an integral part of these financial statements
F-14

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FROM INCEPTION (MARCH 2, 2000) TO SEPTEMBER 30, 2004
(Unaudited)
						Total
	Common stock					Stockholders'
	Number of		Additional	Unamortized	Accumulated	equity
	shares	Amount	paid in capital	prepaid expense	deficit	(deficit)
Issuance of shares for cash to founders	475,000	$475	$(125)	-	$-	$350

Issuance of shares for cash	1,600	2	12,998	-	-	13,000

Issuance of shares for services	1,000	1	9,999	-	-	10,000

Net loss for the year 2000	-	-	-	-	(35,484)	(35,484)

Balance at December 31, 2000	477,600	478	22,872	-	(35,484)	(12,134)

Issuance of shares for service	300	-	3,000	-	-	3,000

Net loss for the year 2001	-	-	-	-	(19,750)	(19,750)

Balance at December 31, 2001	477,900	478	25,872	-	(55,234)	(28,884)

Issuance of shares for service	49,800	50	233,629	-	-	233,679

Issuance of shares for compensation	225,000	225	922,275	-	-	922,500

Issuance of shares for interest	62,500	63	256,187	-	-	256,250

Forgiveness of loans by shareholders	-	-	13,820	-	-	13,820

Issuance of shares for cash	35,300	35	145,515	-	-	145,550

Issuance of shares for prepaid service	50,000	50	204,950	(194,750)	-	10,250

Net loss for the year 2002	-	-	-	-	(1,670,015)	(1,670,015)

Balance at December 31, 2002	900,500	901	1,802,248	(194,750)	(1,725,249)	(116,850)

Issuance of shares for consulting service	6,450	6	6,444	-	-	6,450

Issuance of shares for compensation	133,265	133	133,132	-	-	133,265

Issuance of shares for leasehold improvements	95,000	95	94,905	-	-	95,000

Issuance of shares for cash	116,685	117	116,568	-	-	116,685

Amortization of prepaid consulting costs	-	-	-	30,750	-	30,750

Net loss for the period ended September 30, 2003					(621,635)	(621,635)

Balance at September 30, 2003	1,251,900	1,252	2,153,297	(164,000)	(2,346,884)	(356,335)

Issuance of shares for consulting service	50,000	50	49,950	-	-	50,000

Issuance of shares for compensation	50,000	50	49,950	-	-	50,000

Amortization of prepaid consulting costs	-	-	-	10,250	-	10,250

Net loss for the period October 1 to December 31, 2003	-	-	-	-	(137,822)	(137,822)

Balance at December 31, 2003	1,351,900	1,352	2,253,197	(153,750)	(2,484,706)	(383,907)

Issuance of shares for cash	103,000	103	46,073	-	-	46,176

Issuance of shares for consulting service	869,000	869	307,431	-	-	308,300

Issuance of shares for compensation	1,670,500	1,671	665,379	-	-	667,050

Issuance of shares for settlement of loan	75,000	75	37,425	-	-	37,500

Issuance of shares for interest payment	25,000	25	2,475	-	-	2,500

Amortization of prepaid consulting costs	-	-	-	30,750	-	30,750

Net loss for the period ended September 30, 2004	-	-	-	-	(1,089,265)	(1,089,265)

Balance at September 30, 2004	4,094,400	$4,095	$3,311,980	$(123,000)	$(3,573,971)	$(380,896)

The accompanying notes are an integral part of these financial statements
F-15

MOTION PICTURE HALL OF FAME, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)
			Cumulative
			from Inception
	Periods ended September 30,		(March 2, 2000) to
	2004	2003	Sep 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,089,265)	$(621,635)	$(3,573,971)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	135	101	546
Issuance of shares for services and prepaid service	308,300	6,450	611,429
Issuance of shares for interest	2,500	-	258,750
Issuance of shares for compensation	667,050	133,265	1,772,815
Amortization of prepaid expense	30,750	30,750	82,000
Abandonment of leasehold improvement	-	163,941	228,822
Loss on termination of lease	-	113,288	113,288
Loss on settlement of debt	17,500		17,500
Gain on sale of assets	-	(33)	(163)
(Increase) decrease in current assets:
Deposits	-	-	(113,288)
Increase (decrease) in current liabilities:
Accounts payable and accrued expense	(2,845)	27,871	50,453
Total Adjustments	1,023,390	475,633	3,022,152
Net cash used in operating activities	(65,875)	(146,002)	(551,819)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed from sale of asset	-	-	1,000
Acquisition of property & equipment	-	(18,958)	(50,980)
Net cash used in investing activities	-	(18,958)	(49,980)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (payment for) officer's loan	(2,950)	-	51,695
Proceeds from loan	21,316	52,420	228,636
Proceed from issuance of shares	46,176	116,685	321,761
Net cash provided by financing activities	64,542	169,105	602,092

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	(1,333)	4,145	293

CASH & CASH EQUIVALENTS, BEGINNING BALANCE	1,626	968	-

CASH & CASH EQUIVALENTS, ENDING BALANCE	$293	$5,113	$293

The accompanying notes are an integral part of these financial statements
F-16

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Motion Picture Hall of Fame, Inc. (“the Company”) is a development stage enterprise incorporated in the State of Nevada on March 2, 2000. The Company has had no significant operations since its inception. The Company’s only activities have been organizational, directed at acquiring its principal assets, raising its initial capital and developing its business plan. The Company’s intended business is to create, develop, and manage a themed attraction dedicated to the history and art of making motion pictures, and to create, build and maintain a Motion Picture Hall of Fame web site, and to produce and market an annual Television Induction Special.

The accompanying unaudited financial statements of Motion Picture Hall of Fame, Inc. have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for the presentation of interim financial information, but do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited financial statements of the Company include all adjustments (consisting only of normal recurring adjustments) considered necessary to present fairly its financial position as of September 30, 2004 and 2003, the results of operations for the nine months ended September, 2004 and 2003, and cash flows for the nine months ended September 30, 2004 and 2003. The operating results for the nine month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Property & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of five to seven years.

Property and equipment consists of the following as of September 30, 2004 and 2003:

	2004	2003
Furniture & Fixture	$113	$113
Computer	1,150	1,150
	1,263	1,263

Accumulated Depreciation	546	445
	$717	$818

Depreciation expenses were $135 and $101 for the period ended September 30, 2004 and 2003, respectively.

F-17

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset. In March 2003, the Company exercised the option to terminate its lease and recorded a loss on abandonment of leasehold improvements of $228,822 which is the total cost incurred for leasehold improvement in the period ended September 30, 2003. The lease term signed on September 10, 2002 was ten years which would commence on Commencement date. The Commencement date was the earlier to occur of (i)the date that Tenant opens for the business or (ii)the date that occurs 120 days from the date landlord substantially completes landlord’s work defined in the lease agreement. The lease was never commenced since these conditions did not occur.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions (“SEC”) Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Revenue will be recognized when services are rendered. Generally, the Company will extend credit to its customers/clients and would not require collateral. The Company will perform ongoing credit evaluations of its customers/clients. The company did not earn any revenue through September 30, 2004.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Issuance of shares for service

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (APB 25) and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company uses the intrinsic value method prescribed by APB 25 and has opted for the disclosure provisions of SFAS No.123. Through September 30, 2004, the Company has not granted any stock option.

F-18

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Comprehensive Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. There was no such comprehensive component during the periods ended September 30, 2004 and 2003.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Research and Development

Expenditures for research and development costs are expensed as incurred.

Advertising

The Company’s policy is to expense advertising costs as incurred.

Start-Up Costs

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, “Costs of Start-Up Activities,” these costs have been expensed as incurred.

F-19

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company‘s planned principal operations have not commenced and accordingly, no revenue has been derived during the periods ended September 30, 2004 and 2003.

Accounting developments

On May 15 2003, the FASB issued FASB Statement No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity's classification of the following freestanding instruments: a) Mandatorily redeemable instruments b) Financial instruments to repurchase an entity's own equity instruments c) Financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS 150 for the fiscal period beginning after December 15, 2003. The adoption of SFAS No. 149 does not have a material impact on the Company’s financial position or results of operations or cash flows.

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R). FIN 46R addresses consolidation by business enterprises of variable interest entities and significantly changes the consolidation application of consolidation policies to variable interest entities and, thus improves comparability between enterprises engaged in similar activities when those activities are conducted through variable interest entities. The Company does not hold any variable interest entities.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

F-20

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

In April of 2004, the EITF reached consensus on the guidance provided in EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under SFAS No. 128 Earnings Per Share" ("EITF 03-6"). EITF 03-6 clarifies whether a security should be considered a "participating security" for purposes of computing earnings per share ("EPS") and how earnings should be allocated to a "participating security" when using the two-class method for computing basic EPS. The adoption of EITF 03-6 does not have a significant impact on the Company's financial position or results of operations.

In May of 2004, the FASB revised FASB Staff Position ("FSP") No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" and issued FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP 106-2 provides accounting guidance to the employers who sponsor post retirement health care plans that provide prescription drug benefits; and the prescription drug benefit provided by the employer is "actuarially equivalent" to Medicare Part D and hence qualifies for the subsidy under the Medicare amendment act. The adoption of FSP 106-2 does not have a significant impact on the Company's financial position or results of operations.

SEC Staff Accounting Bulletin (SAB) No. 105, "APPLICATION OF ACCOUNTING PRINCIPLES TO LOAN COMMITMENTS," summarizes the views of the staff of the SEC regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB No.105 provides that the fair value of recorded loan commitments that are accounted for as derivatives under SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES," should not incorporate the expected future cash flows related to the associated servicing of the future loan. In addition, SAB No. 105 requires registrants to disclose their accounting policy for loan commitments. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of this accounting standard does not have a material impact on the Company's financial statements.

3.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s did not earn any revenue during the periods ended September 30, 2004 and 2003 and the Company has incurred net losses from inception to September 30, 2004 of $3,573,971 including a net loss of $1,089,265 and $621,635 during the periods ended September 30, 2004 and 2003, respectively. The continuing losses have adversely affected the liquidity of the Company. Losses are expected to continue for the immediate future. In addition, the Company's cash flow requirements have been met by the generation of capital through private placements of the Company's common stock and loans. Assurance cannot be given that this source of financing will continue to be available to the Company and demand for the Company's equity instruments will be sufficient to meet its capital needs.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to generate revenues.

F-21

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort from inception through the period ended September 30, 2004, towards obtaining additional equity. In this regard, the Company has raised equity of $46,176 and $116,685 under a private placement during the periods ended September 30, 2004 and 2003, respectively.

4.	PREPAID EXPENSES

The Company issued 500,000 shares of the Company’s common stock for consulting service for five years commencing September 27, 2002 amounting $205,000. For the periods ended September 30, 2004 and 2003, $30,750 was recorded as expenses from this prepaid amount. Unamortized portion of this prepaid expense was recorded as a reduction to equity and amounted to $123,000 and $164,000 at September 30, 2004 and 2003, respectively.

5.	DEPOSIT & LOSS ON TERMINATION OF LEASE

The Company made a deposit of $113,288 for the lease during the year ended December 31, 2002. In March 2003, the Company exercised the option to terminate this lease and requested a refund of the deposit. As of September 30, 2004, the Company had not received the refund. The Company recorded a loss of $113,288 as a loss on termination of lease for the period ended September 30, 2003.

6.	LOAN PAYABLE

The Company received a loan from an individual amounting to $193,000 in August 2002. Interest on this loan is $1,050 per month and payable monthly. The loan is due in full upon receipt of funds from Newport Capital Consultants. In addition, the Company issued 525,000 shares of common stock as part of this loan agreement valued at $215,250. During the period ended September 30, 2003, the Company received a $500 loan from an individual. During the period ended September 30, 2004, the Company received additional $21,316 loans from various individuals. These loans are interest free and due on demand. The Company issued 75,000 shares of common stock valued at $37,500 to pay the loan of $20,000 during the period ended September 30, 2004. A loss of $17,500 was recorded from the settlement of debt.

Interest expense on the loan for the periods ended September 30, 2004 and 2003 were $11,653 and $5,250, respectively.

7.	DUE TO OFFICER

The amounts represent advances paid by an officer of the Company. The amounts are unsecured, interest free and due on demand.

8.	COMMITMENT

The Company leased its office space in Hollywood, California with monthly payments of $4,000 through June 2003 on a month to month basis.

The Company is currently co-located with the president of the Company and pays no rent.

F-22

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

9.	INCOME TAXES

No provision was made for Federal income tax. The provision for income taxes consists of the state minimum tax imposed on corporations. Through September 30, 2004, the Company incurred net operating losses for income tax purposes of approximately $3,574,000. Differences between financial statement and tax losses were immaterial at September 30, 2004. The net operating loss carryforwards may be used to reduce taxable income through the year 2024. The net deferred tax asset balance, due to net operating loss carryforward, as of September 30, 2004 was approximately $1,215,000. A 100% valuation allowance has been established against the deferred tax asset, as the utilization of the loss carryforward cannot reasonably be assured.

10.	SHAREHOLDERS’ EQUITY

During the period ended September 30, 2004, the Company issued 103,000 shares of common stock for cash amounting $46,176.

During the period ended September 30, 2004, the Company issued 869,000 shares of common stock for consulting services amounting $308,300.

During the period ended September 30, 2004, the Company issued 1,670,500 shares of common stock for compensation amounting $667,050.

During the period ended September 30, 2004, the Company issued 75,000 shares of common stock for settlement of loan amounting $37,500.(Note 6)

During the period ended September 30, 2004, the Company issued 25,000 shares of common stock for payment of interest expenses amounting $2,500.

During the period ended September 30, 2003, the Company issued 6,450 shares of common stock for consulting services amounting $6,450.

During the period ended September 30, 2003, the Company issued 133,265 shares of common stock for compensation amounting $133,265.

During the period ended September 30, 2003, the Company issued 95,000 shares of common stock for payment of leasehold improvements amounting $95,000.

During the period ended September 30, 2003, the Company issued 116,685 shares of common stock for cash amounting $116,685.

The value of the shares was based on the cash purchase price of the Company’s common stock at the closest date to the transaction.

Effective October 17, 2003, the Company executed a 10 to 1 reverse stock split for all outstanding common stock with par value of $.0001 into shares with par value of $.001.

All share and per share data have been retroactively restated to reflect this stock split.

F-23

MOTION PICTURE HALL OF FAME, INC. (A development stage company) NOTES TO UNAUDITED FINANCIAL STATEMENTS

11.	SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid interest amounting $9,450 and $5,250 during the period ended September 30, 2004 and 2003, respectively. The Company paid $0 for tax during the periods ended September 30, 2004 and 2003.

The cash flow statements do not include following non-cash investing and financing activities:

During the period ended September 30, 2004, the Company issued 869,000 shares of common stock for consulting services amounting $308,300.

During the period ended September 30, 2004, the Company issued 1,670,500 shares of common stock for compensation amounting $667,050.

During the period ended September 30, 2004, the Company issued 75,000 shares of common stock for settlement of loan amounting $37,500. (Note 6)

During the period ended September 30, 2004, the Company issued 25,000 shares of common stock for payment of interest expenses amounting $2,500.

During the period ended September 30, 2003, the Company issued 6,450 shares of common stock for consulting services amounting $6,450.

During the period ended September 30, 2003, the Company issued 133,265 shares of common stock for compensation amounting $133,265.

During the period ended September 30, 2003, the Company issued 95,000 shares of common stock for payment of leasehold improvements amounting $95,000.

F-24

PART III

Index to Exhibits.

The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.	Description

3(i)	Articles of Incorporation of The Motion Picture Hall of Fame

3(ii)	Bylaws of The Motion Picture Hall of Fame

10	Agreement of March 26, 2004 between The Motion Picture Hall of Fame and Ripley Leisure Entertainment

10.1
Agreement of September 1, 2004 between The Motion Picture Hall of Fame, Inc. and The Motion Picture Hall of Fame Foundation relating to a Walk of Stars dedication to be held on Las Vegas Boulevard, Las Vegas, Nevada

99	Service Mark, Reg. No. 2,749,838 issued by United States Patent and Trademark Office

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MOTION PICTURE HALL OF FAME, INC.

Date: December 30, 2004	By:	/s/ Robert Alexander
Robert Alexander
President

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